Mail Stop 4561

November 26, 2008

Mr. Peter E. Kalan
Chief Executive Officer
CSG Systems International, Inc.
9555 Maroon Circle
Englewood, Colorado 80112

> **Re:** **CSG Systems International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Definitive Proxy Statement**
> **Filed April 10, 2008**
> **File No. 0-27512**

Dear Mr. Kalan:

We have reviewed your response letter dated November 17, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 16, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Consolidated Statements of Income, page 49

1. We do not agree with your proposal to resolve our comment regarding gross margin. Note that it is not appropriate for you to present gross margin on the face of your income statement or within MD&A exclusive of depreciation. Cost of sales may be reported exclusive of depreciation if you choose to omit gross margin, but your current presentation must be revised. Please tell us how you intend to resolve this issue. If you expect to revise future filings only, provide us with a materiality analysis that supports that approach.

Certain Relationships and Related Transactions, and Director Independence, page 83

2.   We note your response to comment 4 of our letter dated October 16, 2008, in which you state that you provided all of the disclosure required by Item 404 of Regulation S-K. You do not appear to have provided a description of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K, as required by Item 404(b). Registrants must include disclosure regarding policies for the review, approval or ratification of related person transactions under Item 404(b)(1) even when the company does not have to report any transactions under Item 404(a). See Question 130.06 of the Staff's Compliance and Disclosure Interpretations for Regulation S-K. Please advise.

Exhibits, Financial Statement Schedules, page 83

3.   We note your response to comment 5 of our letter dated October 16, 2008, in which you explain why you did not file your master subscriber agreement with Time Warner as an exhibit to your Form 10-K pursuant to Item 601(b)(10(ii)(B) of Regulation S-K. Your response does not convincingly demonstrate a lack of substantial dependence on the master subscriber agreement. Please provide further support for your conclusion that you are not substantially dependent upon the master subscriber agreement, a contract with your third largest customer that accounted for "substantially all" of the 14% of your revenues attributable to Time Warner for the third quarter of 2008, the second quarter of 2008, and the third quarter of 2007. Your response should include, but should not be limited to, your estimate of the quantitative effect on your net income and per share income because of a termination of the agreement. In addition, your response should reconcile your conclusion that you are not substantially dependent upon the agreement with your risk factor disclosure that you derive a significant portion of your revenues from a limited number of clients, and the loss of the business of a significant client would materially adversely affect your financial condition and results of operations. Please be advised that that if you file the agreements with Time Warner as exhibits and seek confidential treatment of certain information contained in those agreements, your confidential treatment application will be reviewed by the staff in order to ensure compliance with the substantive and procedural aspects of the Commission's confidential treatment process.

Definitive Proxy Statement Filed April 10, 2008

Compensation Discussion and Analysis, page 12

4.   We note your response to comment 10 of our letter dated October 16, 2008, in which we asked you to provide a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance bonuses and equity awards. In your response letter, please

include a representation that you will include similar disclosure, if applicable, in future filings.

5.	We note your response to comment 11 of our letter dated October 16, 2008, in which we asked you to provide more insightful disclosure of the mechanics of your benchmarking program. In your response letter, please include a representation that you will include similar disclosure, if applicable, in future filings.

6.	Refer to comment 12 of our letter dated October 16, 2008. We continue to believe that investors will benefit from a more insightful analytical discussion of how you arrived at the particular levels and forms of compensation paid in 2007 and why you believe your compensation decisions are consistent with your overall compensation objectives and philosophies. Please provide a complete qualitative and quantitative discussion linking your compensation objectives and policies with the actual amounts paid to your named executive officers. Please refer to the ample amount of guidance the Division has issued in this regard, most recently, Director White's October 21, 2008 speech, entitled "Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009," which is available at our website. Also, please include a representation that you will include similar disclosure, if applicable, in future filings.

7.	We note your response to comment 13 of our letter dated October 16, 2008, in which we asked you to provide additional detail and an analysis of how individual performance contributed to actual 2007 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please provide us with a quantitative and qualitative analysis of the extent that your Compensation Committee adjusted or discounted each named executive officer's annual bonus due to the named executive officer's level of achievement of personal objectives. Given you state that "the level of achievement of personal objectives acts more as a discounting factor in the Compensation Committee's overall evaluation of NEO performance," please provide us with additional information so that we may better understand why Mr. Scott's personal objective percentage was over one hundred percent in 2006. In your response letter, please include a representation that you will include similar disclosure, if applicable, in future filings.

* * * * * * *

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or, in his absence, Jay Ingram, Staff Attorney, at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief